

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 10, 2017

<u>Via E-mail</u>
Ms. Felicia I. Ladin
Chief Financial Officer
Albany Molecular Research, Inc.
26 Corporate Circle
Albany, NY 12203

> **Re: Albany Molecular Research, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 001-35622**

Dear Ms. Ladin:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining